Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces robust initial mineral resource of 2.7 Moz. indicated and 2.3 Moz. inferred for Great Bear project

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 12 of this release.)

Toronto, Ontario – February 13, 2023 – Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) is pleased to announce an initial mineral resource estimate for its 100% owned Great Bear project located in Ontario, Canada.

The initial mineral resource estimate consists of 2.737 Moz. of indicated resources and 2.290 Moz. of inferred resources. The Company’s initial open pit and underground mineral resource estimate is set out in the table below.

Table 1: Mineral resource estimate1

		Tonnes (000’s)	Grade (Au g/t)	Ounces (000’s)
Indicated	Open Pit	33,110	2.57	2,737

Inferred	Open Pit	8,400	2.24	606
Inferred	Underground	11,636	4.50	1,684
Total Inferred		20,037	3.56	2,290

Additionally, the majority of the resource is contained in a high-grade core illustrated in the table below, which is a subset of the resource with cut-off grades increased to 0.9 g/t in the open pit and 3.5 g/t in the underground. Kinross plans to target this higher-grade mineralization in the early years of potential production.

Table 2: Sensitivity table with elevated cut-off grades (see technical report for detailed sensitivity tables)2

		Tonnes (000’s)	Grade (Au g/t)	Ounces (000’s)
Indicated	Open Pit	21,686	3.57	2,491

Inferred	Open Pit	5,076	3.28	536
Inferred	Underground	5,989	6.07	1,169
Total Inferred		11,065	4.79	1,705

Kinross’ focus for 2022 was drilling the first ~500 metres at the LP Fault zone to increase confidence in the upper portion of the deposit and facilitate the delivery of the initial mineral resource. The Company drilled over 250 kilometres in 2022, including 225 kilometres of diamond exploration drilling. Combined with the drilling completed by Great Bear since 2018, a total of over 550 kilometres of drilling has now been completed on the property. The results continue to support Kinross’ view that the LP Fault zone is expected to host a long-life, high-grade, open-pit and underground mine.

Kinross completed comprehensive data analysis to build high quality lithology, alteration, and structural models which feed the Company’s mineral resource estimation domains. Kinross also completed a 35-kilometre confirmatory grade control program on a tighter spaced 8 by 10 metre grid with larger diameter holes as compared to the exploration drilling. This program, which covers approximately 1.5 million tonnes of the open pit resource, was used to verify the Great Bear resource model, providing a high level of confidence in our stated resource, which is important given the high amount of visible gold in the deposit.

1 A full list of underlying assumptions can be found at Appendix A

2 The sensitivity table shown is a subset of the overall resource. The open pit cut-off grade is 0.9 g/t vs. 0.5 g/t in the resource table; the underground cut-off is 3.5g/t vs. 2.3 g/t in the resource table

p. 1 Kinross announces robust mineral resource estimate for Great Bear Project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

“The Great Bear initial mineral resource estimate marks an exciting milestone for the Company’s future development,” said J. Paul Rollinson, President and CEO. “In just one year since acquiring the property, we have validated our belief for this to potentially become a world class asset. The initial mineral resource estimate and continuity of high grades and widths at depth reinforces our vision for a high-quality open pit and sizeable underground mine.

“We believe the resource we have defined today is just the beginning. The drill results below our resource support our hypothesis that the deposit remains open at depth with high grade and visible gold intercepted down to depths of one kilometre, as illustrated in the long section below.

“These results solidify our expectation that Great Bear will become a top quality, tier one asset in our portfolio, providing long-term upside for our shareholders.”

Figure 1: LP grade thickness long section demonstrating depth extension potential

p. 2 Kinross announces robust mineral resource estimate for Great Bear Project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

There are multiple zones of high-grade mineralization across the property as seen in the figure below, which will be the target of further drilling activities in 2023 and beyond.

Figure 2: Highly prospective Great Bear land package

The Company has received additional assay results that are not included in the initial mineral resource. See Appendix B for a full list of recent significant, composited assay results.

Project Details

Infrastructure in the Great Bear area is well developed with the project located 25 kilometres southeast of the town of Red Lake, Ontario. A paved highway, natural gas pipeline, and provincial power line runs parallel to the project, and the property hosts a network of well-maintained logging roads that facilitate access.

The Company initiated a comprehensive metallurgy testing program in 2022, which is indicating excellent recoveries from an industry standard Gravity + CIL process. Initial test work indicates a high gold recovery of ~95%, that includes a high proportion of gravity recovery. The metallurgy testing will continue in 2023 to obtain higher confidence on the initial recoveries. Additionally, initial geotechnical drilling and testwork is indicating excellent rock strength for the angle of the open pit slopes and integrity of the underground mine.

Kinross is voluntarily releasing a technical report focused on geology and metallurgy that supports this initial mineral resource estimate concurrently following this press release. The technical report has been prepared pursuant to Canadian Securities Administrator's National Instrument 43-101, and may be found at www.kinross.com or under the Company's profile at www.sedar.com.

Baseline environmental surveys, local community socio-economic studies and preliminary engineering activities required for the permitting process are progressing well. Kinross has opened a community office and is continuing its local stakeholder engagement program with local communities and with its partners, Wabauskang and Lac Seul First Nations, on whose traditional territories the project is located.

p. 3 Kinross announces robust mineral resource estimate for Great Bear Project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

2023 Focus

Kinross’ drilling and exploration focus for 2023 is to continue to add inferred resource ounces, define deep mineralization, continue exploration along strike, and identify new targets around the property.

The Company is also progressing studies and permitting for an advanced exploration program that would establish an underground decline to obtain a bulk sample and allow for more efficient exploration of deeper areas of the LP Fault, along with the nearby Hinge and Limb gold zones. Kinross is targeting a potential start of the advanced program as early as 2024.

Kinross continues to advance detailed studies and permitting activities, with plans to release the results of this work in the form of a preliminary economic assessment in 2024.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Monday, February 13, 2023, at 10:00 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – +1 (888) 330-2446; Passcode: 4915537

Outside of Canada & US – +1 (240) 789-2732; Passcode: 4915537

Replay (available up to 14 days after the call):

Replay Toll Free Number: +1 (800) 770-2030

Outside of Canada & US: +1 (647) 362-9199

Conference ID: 4915537

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

p. 4 Kinross announces robust mineral resource estimate for Great Bear Project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

APPENDIX A

1) Unless otherwise noted, the Company’s mineral resources are estimated based on a gold price of $1,700 per ounce. Open pit Mineral Resources are estimated at a cut-off grade of 0.5 g/t Au. The LP Zone pit shell was selected at an input gold price of US$1,400/oz (for volume); however, resources are reported based on a US$1,700/oz cut-off value. Underground Mineral Resources are estimated at a cut-off grade of 2.3 g/t Au for LP and Hinge and 2.5 g/t for Limb. The mineral resource estimates are reported in contained units based on Kinross’ interest and are estimated based on an exchange rate of one Canadian Dollar to $US 1.30.

(2) The Company’s mineral resource estimates as at December 31, 2022 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves" adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). Mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(3) Cautionary note to U.S. investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ from the definitions in subpart 1300 of Regulation S-K (“Subpart 1300”), which replaced the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 as part of the SEC’s amendments to its disclosure rules to modernize the mineral property disclosure requirements. These amendments became effective February 25, 2019 and registrants are required to comply with the Subpart 1300 provisions by their first fiscal year beginning on or after January 1, 2021. While the definitions in Subpart 1300 are more similar to the definitions in NI 43-101 and the CIM Definitions Standard than were the Industry Guide 7 provisions due to the adoption in Subpart 1300 of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards, including the SEC now recognizing estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” and amending its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definitions, the definitions in Subpart 1300 still differ from the requirements of, and the definitions in, NI 43-101 and the CIM Definition Standards. U.S. investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions in Subpart 1300 and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards set forth in Subpart 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Subpart 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the Subpart 1300 provisions and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to reporting pursuant to the Subpart 1300 provisions, which differ from the requirements of NI 43-101 and the CIM Definition Standards.

 For the above reasons, the mineral reserve and mineral resource estimates and related information in this presentation may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(4) The Company's mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, who is a qualified person as defined by NI 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

(5) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(6) Rounding of values to the 000s may result in apparent discrepancies.

(7) Mineral resources are exclusive of mineral reserves.

(8) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

p. 5 Kinross announces robust mineral resource estimate for Great Bear Project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

APPENDIX B

Great Bear – recent full assay results with key intercepts highlighted

Hole ID		From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
BR-546		254.0	259.0	5.0	4.5	3.20	Yuma
BR-546	and	299.2	302.8	3.6	2.8	0.91
BR-546	and	335.8	349.0	13.3	11.1	0.52
BR-546	and	355.3	372.6	17.4	15.4	0.70
BR-546	and	387.0	400.4	13.4	10.7	1.51
BR-546	and	406.1	411.8	5.7	4.4	0.31
BR-546	and	414.6	419.7	5.1	4.0	0.36
BR-546	and	471.3	475.0	3.8	3.3	0.55
BR-546	and	489.0	496.3	7.3	6.4	3.07
BR-547		742.0	758.0	16.0	14.4	4.05	Yauro
BR-547	including	750.3	757.0	6.7	5.1	8.99
BR-548		515.8	518.8	3.0	2.9	0.97	Yuma
BR-548	and	560.6	570.0	9.4	7.6	0.48
BR-548	and	579.0	612.3	33.3	25.6	0.78
BR-548	including	672.8	673.8	1.0	0.9	29.19
BR-548	and	631.0	634.0	3.0	2.7	1.34
BR-548	including	684.8	687.8	3.0	2.6	3.58
BR-548	and	671.7	702.0	30.3	26.7	2.09
BR-549		41.0	65.1	24.1	19.5	0.72	Yauro
BR-549	and	73.1	77.1	4.0	3.2	0.68
BR-549	and	98.8	103.5	4.7	3.5	1.80
BR-549	and	109.0	114.0	5.1	4.0	3.27
BR-579		777.1	804.3	27.2	21.2	0.84	Yuma
BR-579	and	840.0	847.7	7.7	6.3	20.99
BR-579	and	857.2	883.9	26.7	24.6	15.52
BR-579	and	901.9	906.8	4.9	4.1	2.84
BR-589		794.0	797.0	3.0	2.4	0.71	Yuma
BR-589	and	806.8	809.8	3.0	2.8	0.60
BR-589	and	815.8	818.8	3.0	2.4	0.78
BR-589	and	852.8	874.5	21.7	16.5	2.11
BR-589	and	892.3	910.6	18.3	14.5	0.42
BR-589	and	946.3	951.6	5.3	4.3	0.96
BR-599		353.5	359.0	5.5	4.8	0.42	Bruma
BR-599	and	371.6	393.2	21.7	19.1	0.90
BR-614	No significant intersections						Auro
BR-615		442.1	442.7	0.6	0.5	44.70	Auro
BR-615	and	642.5	648.0	5.5	5.2	0.81
BR-616	No significant intersections						Auro
BR-617	No significant intersections						Viggo
BR-618		347.0	351.0	4.0	3.0	3.14	Viggo
BR-618	and	395.9	398.9	3.0	2.3	0.48
BR-619		416.8	421.7	4.9	4.4	1.05	Viggo
BR-625		747.0	754.5	7.5	5.6	1.23	Auro
BR-625	and	762.9	782.8	19.9	17.3	2.06
BR-625	including	779.6	780.6	0.9	0.8	25.40
BR-625	and	882.0	885.9	3.9	3.1	0.47
BR-626		738.0	745.5	7.5	7.1	1.54	Auro
BR-626	and	765.0	772.5	7.5	5.9	0.42
BR-626	and	813.0	819.3	6.3	4.8	1.24

p. 6 Kinross announces robust mineral resource estimate for Great Bear Project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Hole ID		From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
BR-626	and	829.5	834.0	4.5	4.2	0.79
BR-627		735.3	755.8	20.5	16.6	1.88	Auro
BR-627	including	745.0	748.3	3.3	2.8	5.68
BR-627	and	803.0	811.5	8.5	8.0	1.05
BR-628		586.6	592.5	5.9	5.5	0.41	Auro
BR-628	and	636.8	645.0	8.2	7.2	1.03
BR-628	and	712.5	721.4	8.9	7.0	0.61
BR-629		660.0	686.1	26.1	20.4	0.64	Auro
BR-629	and	792.0	796.5	4.5	3.4	0.55
BR-645		417.8	418.3	0.5	0.4	40.60	Auro
BR-648	No significant intersections						Auro
BR-649		203.7	213.7	10.0	9.0	5.95	Auro
BR-649	including	206.0	207.0	1.0	1.0	52.70
BR-649	and	226.4	240.6	14.2	10.6	2.99
BR-649	including	226.4	227.2	0.8	0.7	34.10
BR-649	and	366.5	373.8	7.4	5.7	6.70
BR-652		931.5	938.9	7.4	5.7	0.81	Discovery
BR-657		294.4	306.3	11.9	10.0	0.90	Discovery
BR-657	and	315.3	367.7	52.4	47.2	1.05
BR-657	and	388.5	401.8	13.4	10.5	0.78
BR-657	and	415.9	418.9	3.0	2.7	0.46
BR-657	and	448.1	451.1	3.0	2.4	1.06
BR-657	and	598.9	603.9	5.0	4.1	0.52
BR-658		271.0	275.0	4.0	3.6	0.45	Discovery
BR-658	and	289.3	301.6	12.3	10.8	0.76
BR-658	and	309.5	386.4	76.9	58.4	1.48
BR-658	including	377.0	382.5	5.5	5.0	5.91
BR-658	and	391.5	397.5	6.0	4.7	1.21
BR-658	and	402.6	409.5	6.9	5.5	0.63
BR-664	No significant intersections						Discovery
BR-665		454.5	457.5	3.0	2.6	1.36	Discovery
BR-665	and	576.9	580.2	3.3	3.0	0.58
BR-665	and	647.3	651.9	4.6	3.6	0.49
BR-666		534.0	544.5	10.5	9.0	0.78	Discovery
BR-666	and	552.4	556.0	3.6	3.4	0.92
BR-666	and	580.8	586.5	5.7	4.3	0.82
BR-666	and	614.3	622.8	8.5	6.4	0.71
BR-666	and	629.9	655.0	25.2	23.1	1.06
BR-668		219.0	241.4	22.4	16.8	0.58	Discovery
BR-668	and	260.1	304.1	44.0	33.8	0.84
BR-668	and	310.8	316.8	6.0	5.5	0.33
BR-668	and	352.3	366.4	14.1	12.4	0.54
BR-668	and	378.4	390.9	12.5	11.5	0.74
BR-668	and	471.4	480.2	8.8	7.7	0.41
BR-668	and	487.5	501.4	13.9	10.6	0.84
BR-672		386.8	394.9	8.1	7.2	0.38	Viggo
BR-672	and	412.5	417.0	4.5	3.5	2.14
BR-676		476.2	484.5	8.4	7.3	0.71	Viggo
BR-677	No significant intersections						Viggo
BR-678	No significant intersections						Viggo
BR-681		655.7	662.5	6.9	5.8	4.91	Yuma
BR-681	including	660.5	661.5	1.0	0.9	26.70

p. 7 Kinross announces robust mineral resource estimate for Great Bear Project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Hole ID		From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
BR-682		773.3	785.7	12.4	11.2	0.95	Yuma
BR-682	and	799.7	802.7	3.1	2.8	6.72
BR-682	and	874.8	879.4	4.6	3.5	5.76
BR-683		795.1	802.0	6.9	5.7	4.04	Yuma
BR-683	including	795.1	796.3	1.1	1.1	20.20
BR-683	and	874.1	880.0	5.9	5.1	5.04
BR-683	and	917.5	973.6	56.1	47.1	2.14
BR-683	including	917.5	929.5	12.0	11.2	6.65
BR-683	and including	941.9	942.5	0.6	0.5	45.70
BR-684		741.5	746.3	4.8	3.7	0.77	Yauro
BR-684	and	829.5	835.5	6.0	5.2	2.15
BR-684	and	854.0	930.0	76.1	62.4	4.51
BR-684	including	880.0	881.4	1.4	1.3	213.36
BR-685		545.9	553.0	7.1	6.7	5.04	Yauro
BR-685	including	551.8	553.0	1.3	1.0	26.90
BR-685	and	627.0	630.0	3.0	2.7	0.48
BR-685	and	728.2	732.2	4.0	3.4	0.36
BR-686		312.0	324.2	12.2	9.1	0.43	Yauro
BR-686	and	551.6	563.3	11.7	10.1	0.49
BR-687		367.0	506.0	139.0	111.2	3.19	Yauro
BR-687	including	375.3	377.0	1.7	1.6	29.58
BR-687	and including	461.0	469.6	8.6	6.5	15.67
BR-687	and including	486.7	500.9	14.2	13.4	11.37
BR-687	and	516.0	519.1	3.1	2.4	0.52
BR-687	and	562.6	576.9	14.3	12.4	2.04
BR-687	and	600.7	630.2	29.5	24.8	1.75
BR-687	including	617.0	625.0	8.0	7.2	4.29
BR-688		617.2	628.0	10.8	9.8	0.40	Yauro
BR-688	and	644.9	659.2	14.3	12.7	1.29
BR-688	and	672.0	681.6	9.6	9.1	1.09
BR-688	and	695.8	710.5	14.8	12.1	3.33
BR-688	including	701.1	708.6	7.6	5.7	5.86
BR-688	and	730.8	734.1	3.3	2.9	1.00
BR-688	and	770.0	777.5	7.5	6.1	0.62
BR-688	and	941.5	948.0	6.5	5.2	1.14
BR-689		676.5	680.7	4.1	3.8	0.65	Yauro
BR-689	and	686.9	698.2	11.3	9.3	2.42
BR-689	including	691.8	695.6	3.9	3.3	6.08
BR-691		1,011.3	1,015.2	3.9	3.3	0.36	Bruma
BR-691	and	1,023.8	1,051.2	27.4	24.6	0.75
BR-691	and	1,124.8	1,128.0	3.3	2.7	2.41
BR-692		576.7	579.8	3.0	2.9	1.20	Bruma
BR-692	and	1,060.6	1,073.6	13.0	10.9	0.51
BR-692	and	1,082.0	1,112.0	30.0	27.9	3.14
BR-692	and	1,185.5	1,190.0	4.5	4.1	3.35
BR-693		854.0	859.5	5.5	5.2	0.54	Bruma
BR-693	and	872.5	882.0	9.5	7.5	0.39
BR-693	and	887.9	893.3	5.4	4.3	0.70
BR-701		798.5	805.5	7.0	5.5	1.54	Yuma
BR-701	and	865.3	872.5	7.2	6.6	0.58
BR-701	and	922.4	969.0	46.7	39.2	0.45

p. 8 Kinross announces robust mineral resource estimate for Great Bear Project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Hole ID		From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
BR-701	and	990.0	1,005.5	15.5	12.4	1.09
BR-701	and	1,013.0	1,023.0	10.0	8.6	0.60
BR-701	and	1,029.0	1,034.5	5.5	5.0	0.40
BR-701	and	1,044.9	1,049.1	4.2	3.7	0.40
BR-702		432.0	435.0	3.0	2.3	0.63	Yuma
BR-702	and	579.1	588.0	9.0	7.2	0.55
BR-702	and	607.2	626.0	18.9	17.7	0.93
BR-702	and	648.5	663.1	14.6	11.8	0.47
BR-702	and	673.0	686.0	13.0	12.2	6.85
BR-702	including	677.5	686.0	8.5	7.8	10.25
BR-703		729.0	732.7	3.6	3.3	0.88	Yuma
BR-703	and	813.0	921.0	108.0	90.7	1.26
BR-703	including	905.2	905.7	0.5	0.4	208.00
BR-704		708.0	711.0	3.0	2.3	0.55	Bruma
BR-704	and	798.0	805.7	7.7	6.6	0.49
BR-704	and	812.7	851.1	38.4	36.1	0.72
BR-704	and	871.5	881.1	9.5	7.8	0.52
BR-704	and	939.0	942.0	3.0	2.6	0.41
BR-705		606.0	609.0	3.0	2.7	0.65	Bruma
BR-705	and	692.0	708.9	16.9	14.9	0.46
BR-706		726.7	733.4	6.7	5.2	0.55	Bruma
BR-706	and	742.2	750.5	8.3	7.5	2.60
BR-706	and	807.7	816.0	8.3	7.5	1.90
BR-707		696.0	699.0	3.0	2.7	1.92	Yauro
BR-707	and	715.4	719.7	4.4	3.3	0.41
BR-707	and	877.5	885.0	7.5	5.8	0.50
BR-709		1,336.9	1,341.4	4.6	3.5	8.20	Yuma
BR-709	including	1,338.0	1,341.1	3.1	2.6	11.69
BR-709	and	1,402.0	1,416.3	14.3	11.7	1.28
BR-709	including	1,411.8	1,414.3	2.5	2.0	5.29
BR-709	and	1,454.7	1,458.8	4.0	3.1	0.86
BR-710		524.1	532.1	8.1	7.2	0.53	Bruma
BR-710	and	552.8	563.3	10.5	9.0	0.82
BR-710	including	609.3	610.5	1.3	1.0	18.60
BR-711		714.0	735.1	21.1	18.7	1.63	Bruma
BR-711	including	719.6	725.5	6.0	5.2	4.21
BR-711	and	751.0	757.5	6.5	5.0	0.83
BR-711	and	820.5	823.9	3.4	3.1	1.02
BR-711	and	992.5	1,000.0	7.5	6.7	1.70
BR-711	including	997.0	1,000.0	3.0	2.4	3.58
BR-712		560.5	561.5	1.0	0.9	40.40	Bruma
BR-712	and	633.3	658.3	25.1	18.8	0.51
BR-712	and	910.0	916.0	6.0	5.6	0.57
BR-713		739.7	769.0	29.3	22.6	2.06	Yuma
BR-713	including	756.0	761.0	5.0	4.2	9.86
BR-713	and	822.0	1,028.1	206.1	162.8	1.43
BR-713	including	836.5	838.0	1.5	1.5	56.57
BR-713	and including	856.5	858.0	1.5	1.3	17.40
BR-713	and including	1,014.7	1,015.2	0.5	0.4	279.00
BR-714		899.7	919.5	19.8	18.8	0.96	Yuma
BR-714	and	932.2	935.2	3.0	2.4	0.45
BR-714	and	944.5	947.5	3.0	2.4	0.41

p. 9 Kinross announces robust mineral resource estimate for Great Bear Project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Hole ID		From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
BR-714	and	965.4	978.9	13.5	11.7	0.58
BR-715		580.6	585.7	5.2	4.1	3.01	Yuma
BR-715	and	663.8	674.7	10.9	10.4	0.33
BR-715	and	677.8	692.6	14.9	12.8	0.67
BR-721		208.7	217.9	9.2	8.5	1.25	Discovery
BR-721	and	297.8	300.8	3.0	2.8	0.30
BR-721	and	332.7	336.5	3.8	3.3	0.57
BR-722	No significant intersections						Discovery
BR-723		116.5	119.5	3.0	2.6	0.66	Discovery
BR-724	No significant intersections						Discovery
BR-730		39.0	61.0	22.0	20.7	0.57	Auro
BR-731		321.7	332.2	10.5	8.6	0.45	Viggo
BR-737		264.5	277.0	12.5	9.4	1.53	Viggo
BR-738	No significant intersections						Viggo
BR-744		521.6	527.2	5.6	4.8	1.40	Viggo
BR-745	No significant intersections						Viggo
BR-747		352.0	355.0	3.1	2.8	0.70	Viggo
BR-747	and	366.0	404.5	38.5	29.3	0.63
BR-748		362.8	363.8	1.1	1.0	28.50	Viggo
BR-748	and	406.1	413.1	7.1	5.4	0.89
BR-749		725.3	729.1	3.8	3.2	0.58	Auro
BR-750		678.0	683.0	5.0	4.1	0.42	Auro
BR-750	and	692.3	696.8	4.5	4.1	1.81
BR-750	and	702.8	716.2	13.4	12.3	5.18
BR-750	including	715.6	716.2	0.5	0.5	104.00
BR-750	and	819.8	826.0	6.3	4.9	0.58
BR-751		497.3	508.0	10.7	9.0	0.51	Auro
BR-751	and	531.5	544.4	12.9	10.5	0.95
BR-751	and	563.5	567.5	4.0	3.1	0.54
BR-751	and	594.5	599.5	5.0	3.9	0.76
BR-751	and	700.3	703.3	3.0	2.5	0.48
BR-751	and	718.3	722.3	4.0	3.8	0.58
BR-752		550.2	558.2	8.0	6.2	0.68	Auro
BR-752	and	584.9	602.1	17.2	13.6	4.73
BR-752	including	586.2	593.1	6.9	6.4	10.71
BR-752	and	712.5	719.0	6.5	6.1	2.59
BR-753		860.5	865.5	5.0	4.2	0.70	Auro
BR-754		710.2	715.7	5.5	4.5	10.52	Auro
BR-760		392.0	407.6	15.6	13.2	0.66	Viggo
BR-761	No significant intersections						Viggo
BR-763		567.5	572.7	5.2	4.0	0.52	Viggo
BR-764	No significant intersections						Viggo
DL-078		316.5	323.2	6.7	5.8	0.83	Limb
DL-078	and	332.0	337.5	5.5	4.6	1.32
DL-079		488.0	492.0	4.0	3.4	0.51	Limb
DL-079	and	503.0	511.7	8.7	8.0	0.59
DL-079	and	518.8	529.6	10.8	8.6	1.00
DL-080		478.4	485.3	6.9	6.5	1.47	Limb
DL-081	No significant intersections						Limb
DL-082	No significant intersections						Limb
DL-084	No significant intersections						Limb
DL-085		698.6	706.0	7.5	6.3	0.52	Limb

p. 10 Kinross announces robust mineral resource estimate for Great Bear Project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Hole ID		From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
DL-085	and	919.3	935.5	16.3	14.1	7.26
DL-085	including	919.3	925.3	6.0	5.7	14.28
DL-085	and including	933.9	935.5	1.6	1.4	16.74
DL-086		626.8	632.3	5.5	4.2	1.83	Limb
DL-087		685.4	703.6	18.3	14.1	2.17	Limb
DL-087	including	696.1	700.6	4.5	3.8	6.03
DL-090		40.3	46.8	6.5	5.8	3.88	Limb
DL-090	including	45.4	46.8	1.4	1.3	15.40
DL-091	No significant intersections						Limb
DL-092	No significant intersections						Limb
DL-094		298.0	302.3	4.3	3.5	1.03	Limb
DL-094	and	468.5	471.5	3.0	2.5	0.86
DL-095		408.8	412.5	3.6	2.8	0.95	Limb
DL-096	No significant intersections						Limb
DL-097	No significant intersections						Limb
DL-098	No significant intersections						Limb
DL-099		585.2	588.5	3.3	2.7	1.21	Limb
DL-099	and	640.9	646.7	5.8	4.9	1.45
DL-102	No significant intersections						Limb
DL-103		507.8	511.3	3.4	2.9	1.91	Limb
DL-103	and	560.8	564.6	3.8	3.3	0.66
DL-104	No significant intersections						Limb
DL-105		101.3	104.3	3.0	2.6	0.49	Limb
DL-105	and	221.1	231.2	10.1	7.6	0.87
DL-106		295.2	298.8	3.6	2.7	0.79	Limb
DL-107		153.3	156.8	3.5	2.8	0.46	Limb
DL-108	No significant intersections						Limb
DL-109		307.8	319.0	11.2	9.0	0.97	Limb
DL-110	No significant intersections						Limb
DL-111	No significant intersections						Limb
DL-112		612.6	616.0	3.5	3.0	0.95	Limb
DL-113		683.0	690.8	7.8	6.2	1.14	Limb
DL-115		835.4	838.5	3.1	2.8	1.08	Limb
DL-115	and	863.1	869.4	6.3	5.7	0.63
DL-116		799.9	805.3	5.4	4.8	0.98	Limb
DL-120		63.9	68.2	4.4	3.4	2.81	Limb
DL-120	and	647.9	651.7	3.9	3.3	2.89
DL-121	No significant intersections						Limb
DL-122		346.7	351.0	4.3	3.7	0.60	Limb
DL-122	and	365.2	371.2	6.0	5.3	3.81
DL-130		645.0	650.0	5.0	4.1	3.29	Limb
DL-131		18.1	55.0	36.9	30.3	0.87	Limb
DL-131	and	69.0	95.5	26.5	23.3	0.62
DL-140		630.6	638.3	7.8	7.4	0.40	Limb
DL-141	No significant intersections						Limb
DL-142		226.5	228.0	1.5	1.3	21.50	Limb
DL-142	and	915.0	926.3	11.3	9.0	6.29
DL-142	including	921.25	926.25	5	4.5	13.20
DL-142	and	1099.95	1100.45	0.5	0.4	57.80

p. 11 Kinross announces robust mineral resource estimate for Great Bear Project	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include, without limitation, statements with respect to: the calculation of mineral resources at the project and the possibility of eventual economic extraction of minerals from the project; the identification of future mineral resources at the project; the Company’s ability to convert existing mineral resources into categories of mineral resources or mineral reserves of increased geological confidence; the Company’s anticipated timing for permitting future phases of the project and development and construction of and production at the project, including the possibility of constructing either or both of an open pit and underground mines; the timing of and future prospects for exploration and any expansion of the project, including upside associated with the project’s land package; the potential for expanding the initial mineral resource and the potential for identifying additional mineralization in areas of intercepts and conceptual areas for extension and expansion; potential recovery rates or processing techniques; the proposed timing and completion of studies and the announcement of study results; the potential for and anticipated timing of a positive investment decision for the project or the commencement of early works, construction or commercial production; the Company’s target amount of drilling on the project; and the Company’s plans to construct an exploration decline. The words “believe”, “conceptual”, “expect”, “future”, “plan”, “potential”, “progress”, “prospective”, “target”, “vision” and “upside” or variations of or similar such words and phrases or statements that certain actions, events or results “may”, “could”, “will” or “would” occur, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 31, 2022 and our full-year 2021 Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the activities of the Company whether due to extreme weather events and other or related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting and development of the project being consistent with the Company’s expectations; (3) political and legal developments in Ontario and Canada being consistent with its current expectations; (4) the accuracy of the current mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (5) certain price assumptions for gold and silver and foreign exchange rates; (6) Kinross’ future relationship with the Wabauskang and Lac Seul First Nations and other Indigenous groups being consistent with the Company’s expectations; and (7) inflation and prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with anticipated levels. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our Annual Information Form dated March 31, 2022 and the “Risk Analysis” section of our full year 2021 Management’s Discussion & Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101.Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

Source: Kinross Gold Corporation

p. 12 Kinross announces robust mineral resource estimate for Great Bear Project	www.kinross.com